UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Celera Corporation
(Name of Subject Company (issuer))

Spark Acquisition Corporation
a wholly-owned subsidiary of

Quest Diagnostics Incorporated
(Names of Filing Persons (offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

15100E106
(CUSIP Number of Class of Securities)

William J. O’Shaughnessy, Jr.
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey  07940
Telephone:  (973) 520-2700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Clare O’Brien
Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York  10022
Telephone: (212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$683,780,048	$79,386.86

(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended. Calculated by multiplying $8.00, the per share tender offer price, by 85,472,506 shares of common stock of Celera Corporation, which includes (a) 82,155,471 shares of common stock issued and outstanding (excluding treasury shares), (b) 1,343,777 restricted stock units subject to vesting and (c) 1,973,258 shares of common stock subject to outstanding stock options with an exercise price less than $8.00.

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010.  Such fee equals 0.0001161% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,386.86	Filing Party:	Spark Acquisition Corporation and Quest Diagnostics Incorporated
Form or Registration No.: Schedule TO-T	Date Filed: March 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

	☒	third-party tender offer subject to Rule 14d-1.

	☐	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 filed with the Securities and Exchange Commission on April 1, 2011, amends and supplements the Tender Offer Statement filed on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission on March 28, 2011, by Quest Diagnostics Incorporated, a Delaware corporation (“Quest Diagnostics”), and Spark Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Quest Diagnostics (the “Purchaser”).  The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Celera Corporation, a Delaware corporation (“Celera”), at a price of $8.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 28, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

Section 11(h) – “Recent Developments Relating to Celera” of the Offer to Purchase is hereby amended and supplemented by adding the following as a new paragraph to the end thereof:

“Two additional putative class action lawsuits have been filed by purported stockholders of Celera in connection with the Proposed Transaction.  On March 29, 2011, a putative class action lawsuit captioned Wolf v. Celera Corporation, et al. (Case No. RG-11568396) was filed in the California Superior Court, Alameda County, and a putative class action lawsuit captioned Henderson, et al. v. Ayers, et al. (C.A. No. 6325-VCP) was filed in the Delaware Court of Chancery.  Each of these lawsuits names as defendants the members of the Celera Board, as well as Celera, Quest Diagnostics and the Purchaser.  The lawsuits are being brought by purported stockholders of Celera, on behalf of themselves and on behalf of similarly situated stockholders of Celera.  In each lawsuit, the plaintiffs allege that Celera’s directors breached their fiduciary duties to Celera’s stockholders in connection with the Offer and the Merger, and further claim that Celera, Quest Diagnostics and the Purchaser aided and abetted those alleged breaches of fiduciary duty.  The lawsuits further allege that the Offer and Merger between Celera and Quest Diagnostics involves an unfair price, inadequate sales process and unreasonable deal protection devices and that the defendants agreed to the transactions to benefit themselves personally.  The Wolf lawsuit also alleges that the fairness opinion of Credit Suisse directed to the Celera Board was materially false and misleading.  The lawsuits seek compensatory damages and injunctive relief, including to enjoin the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief.

On March 23, 2011, the plaintiff in a pre-existing derivative lawsuit against the Celera Board pending in the United States District Court for the Northern District of California, which is captioned In re Celera Corp. Derivative Litigation, No. C 10-02935 JW, filed a motion for leave to amend the consolidated complaint to, among other things, assert putative class action claims against members of the Celera Board, as well as Celera, Quest Diagnostics and the Purchaser.  The class action allegations in the proposed amended complaint are substantially similar to the allegations in the Wolf and Henderson lawsuits.

Quest Diagnostics and the Purchaser believe the plaintiffs’ allegations lack merit, and intend to vigorously defend against them; however, there can be no assurance that Quest Diagnostics or the Purchaser will be successful in their defense.

On April 1, 2011, the Delaware Court of Chancery entered a Stipulation and Order consolidating the three Delaware actions (New Orleans Employees’ Retirement System, Ariel Holdings and Henderson) and appointing New Orleans Employees’ Retirement System as the Lead Plaintiff in the consolidated action.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 2011

SPARK ACQUISITION CORPORATION

By:	/s/ Michael E. Prevoznik
Name: Michael E. Prevoznik
Title: Vice President and Secretary

QUEST DIAGNOSTICS INCORPORATED

By:	/s/ William J. O’Shaughnessy, Jr.
Name: William J. O’Shaughnessy, Jr.
Title: Assistant General Counsel and Secretary